FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

27/10/2014

Announcement

NBG restructuring plan

Date of announcement of Q3.2014 results

Further to previous announcements by National Bank of Greece (“NBG”) regarding the results of the EU-wide comprehensive assessment exercise and the approval, on 23 July 2014, of the Bank’s Restructuring Plan by the European Commission, NBG informs investors that the said Restructuring Plan includes, inter alia, the sale of a minority stake in Finansbank, the sale of the Astir hotel complex, and the sale of 100% of NBGI (Private Equity). The Adverse Dynamic Balance Sheet Scenario, which takes into account the Restructuring Plan that was subjected to particularly rigorous review by the ECB applying the same principles and methodology as the Static Balance Sheet Scenario, results in a CET1 ratio of 8.9% and a capital surplus of €2bn or 340 bps above the threshold of 5.5%. This amount does not include additional regulatory capital to be recognized as a result of the Deferred Tax Credit law enacted on 16/10/2014.

Furthermore, NBG will announce the Q3.2014 results of the Bank and the Group on Thursday, 6 November 2014, at 17:30 local time. A conference call will follow at 18:00 on the same day for the presentation and discussion of results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: October 27th, 2014

Assistant General Manager Group Finance

/s/ George Angelides

(Registrant)

Date: October 27th, 2014

Director, Financial Division